

Stephen Markscheid – 馬學禮 · 2nd

Senior Executive & Corporate Director

Greater Chicago Area · 500+ connections · **Contact info**

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Still Waters Green Technology Limited

Highlights



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You and Stephen both know Jing Zhao Cesarone

About

Corporate finance professional with 30+ years experience in the US, Asia and Europe, specializing in M&A, strategic investments, joint ventures and new business development across industries in emerging markets. Successful execution across diverse industries including healthcare, technology, banking, and finance ... see more

Experience



Chairman

Still Waters Green Technology Limited

Dec 2019 – Present · 1 yr 2 mos

London, United Kingdom

 SWGT and Santander announce the £12...

 Swindon hails flagship 30MW battery storag...



Chief Financial Officer

ChildWise International LLC

Feb 2020 – Present · 1 yr

Chicago, Illinois, United States



Board Advisor

NanoGraf Corporation

May 2018 – Present · 2 yrs 9 mos

Chicago



Partner

Dysrupt Labs

2009 – Present · 12 yrs

Melbourne, Australia

Dysrupt Labs is a private company commercialising collective intelligence.

 **Dysrupt Labs**



Independent Director

Hexindai

Sep 2017 – Present · 3 yrs 5 mos

Beijing City, China

Hexindai is a Chinese P2P (peer-to-peer) lender



Independent Director

ZZ Capital International

Jun 2016 – Present · 4 yrs 8 mos

Hong Kong

ZZ Capital Group is a leading corporate advisory service company headquartered in Hong Kong. The Group has established a wholly-owned foreign funded investment management enterprise in Qianhai, Shengzhen. ZZ Capital Group was established in 1998 and specialises in the provision of a variety of corporate advisory services with a primary focus o ...see more



Independent Director

Jinko Solar Co., Ltd.

2009 – Present · 12 yrs

 Jinko Solar | Your Best Supplier of...



Independent Director

Fanhua, Inc.

2007 – Present · 14 yrs



Independent Director

Ener-Core, Inc.

Jun 2016 – Mar 2020 · 3 yrs 10 mos

Irvine, CA

 Ener-Core



Court Appointed Receiver

China Clean Energy, Inc.

Sep 2014 – Jul 2018 · 3 yrs 11 mos

Dover, Delaware Area

Maximizing value for public shareholders



Independent Director

China Ming Yang Wind Group

2011 – Jun 2016 · 5 yrs



Independent Director

China Integrated Energy

Apr 2011 – May 2014 · 3 yrs 2 mos



🔗 China Integrated Energy, Inc. (CBEH)



SVP Global Risk

GE

Jan 1998 – Jun 2006 · 8 yrs 6 mos



Case Leader

Boston Consulting Group

Feb 1994 – Dec 1997 · 3 yrs 11 mos



VP

First National Bank of Chicago

Feb 1988 – Jan 1994 · 6 yrs



VP

Chase Manhattan Bank

Feb 1984 – Jan 1988 · 4 yrs



BJ rep

US China Business Council

Oct 1978 – Aug 1983 · 4 yrs 11 mos

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Education



Columbia University in the City of New York

MBA

Activities and Societies: Beta Gamma Sigma



Johns Hopkins - SAIS

MA, International Affairs



Princeton University

BA, East Asian Studies



Middlebury College

Chinese / Japanese

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